December 15, 2017

VIA EDGAR

United States Securities and Exchange Commission
Office of Global Security Risk
Washington, D.C. 20549
Attention: Cecilia Blye
Chief

Re:     Hostess Brands, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 14, 2017
File No. 1-37540
Dear Ms. Blye:
Thank you for your letter of December 7, 2017 (the “Comment Letter”) and for your comments relating to the Annual Report on Form 10-K (the “Annual Report”) of Hostess Brands, Inc. (the “Company”), which was filed on March 14, 2017.
The numbered paragraphs and headings below correspond to the headings set forth in the Comment Letter. Each of your comments is set forth in bold, followed by the Company’s response to such comment.
General

1.
We are aware of publicly available information evidencing that Edita Food Industries S.A.E. has the exclusive license rights to several of your international brands in Syria, and sells your branded products in Sudan and Syria. Sudan and Syria are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and/or export controls. Your Form 10-K does not describe contacts with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria, whether through subsidiaries, distributors, joint ventures, licensees, or other direct or indirect arrangements. You should describe specifically any goods or technical assistance you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of these countries or entities they control.

Response: Edita Food Industries S.A.E., an Egyptian company (“Edita”), is an unaffiliated third-party. The Company does not currently sell, and has not previously sold, any goods or services, directly or indirectly, in Sudan or Syria. The Company also does not currently have, and has not previously had, any agreements, arrangements or other contacts with the governments of these countries or entities they control.

United States Securities and Exchange Commission
December 15, 2017

The Hostess business has been conducted through Hostess Holdings, L.P. and its subsidiaries (“Hostess Holdings”) since April 2013. Hostess Holdings acquired the Hostess brand and certain strategic assets out of the bankruptcy liquidation proceedings of its prior owner (“Old Hostess”), free and clear of all past liabilities, in April 2013, and relaunched the Hostess brand later that year. The Company, which was formerly known as Gores Holdings, Inc., acquired a controlling interest in Hostess Holdings in November 2016.
Prior to April 2013, Old Hostess was party to a royalty-bearing license agreement with Edita, pursuant to which Edita was permitted to manufacture food products outside of the United States using certain know-how licensed by Old Hostess and to use certain trademarks owned by Old Hostess in certain Middle Eastern countries. This royalty-bearing license agreement was not assumed by Hostess Holdings in connection with the acquisition of the Hostess brand and other assets in April 2013.
Contemporaneous with the acquisition by Hostess Holdings of the Hostess brand and other strategic assets in April 2013, Edita contacted Hostess Holdings to negotiate an agreement to permit Edita to resume using the previously licensed trademarks. On April 9, 2013, Hostess Holdings and Edita entered into an agreement providing for the outright sale to Edita of trademark registrations acquired by Hostess Holdings from Old Hostess for the “Ho Hos,” “Twinkies” and “Tiger Tails” products for exclusive use in Egypt, Jordan, Libya and Palestine (the “Original Territory”) and the licensing of know-how for the manufacturing of these food products in such territory. Such agreement did not provide Edita with any rights to the use of the “Hostess” name. In April 2013, Hostess Holdings received a one-time payment from Edita of $10 million pursuant to such agreement.1 No further payments are required or have been received under such agreement.
In late 2014, Edita contacted Hostess Holdings about expanding the geographical territory of the license described above. On April 16, 2015, Hostess Holdings and Edita entered into an agreement providing for the outright sale of trademark rights for “Ho Hos,” “Twinkies” and “Tiger Tails” and a perpetual license of know-how for the manufacturing of these sweet baked goods products in Algeria, Bahrain, Iraq, Kuwait, Lebanon, Morroco, Oman, Qatar, Saudi Arabia, Syria, Tunisia and United Arab Emirates (the “Expanded Territory”) in exchange for a one-time payment of $8 million. On the same date, Hostess Holdings and Edita entered into an agreement that provided Edita with a perpetual license of know-how in the Original Territory and the Expanded Territory and technical assistance related to certain other sweet baked goods products for a series of payments totaling

1 This payment was recorded as a reduction to an intangible asset originally recorded under purchase accounting; therefore, there was no gain or loss to record upon sale. However, Hostess Holdings’ receipt of $10 million of proceeds from the sale of licensing rights was disclosed in the cash flow statement for 2013 and related section of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) on page 301 of the Company’s proxy statement for its business combination with Hostess Holdings filed with the Commission on October 21, 2016.

United States Securities and Exchange Commission
December 15, 2017

$4 million, the last installment of which was received in May 20152. The technical assistance included bakery visits in the United States for Edita personnel, including an initial visit in May 2015 and the right of Edita to conduct up to two follow-up visits prior to April 2017. Edita conducted one follow-up visit in July 2016. Such agreements also did not provide Edita with any rights to the use of the “Hostess” name or rights to any other Hostess Holding trademarks, other than “Ho Hos,” “Twinkies” and “Tiger Tails,” the rights to which they purchased outright in the applicable territory.
Under these agreements, the Company and its personnel do not provide any goods or services, directly or indirectly, in Syria or to the government of Syria or entities under such government’s control. Any goods manufactured as a result of these agreements are manufactured by Edita outside of the United States. Edita at all relevant times was and is an independent third-party responsible for all aspects of its production and sale of the products subject to the above-referenced agreements. If Edita determines to sell its products in Syria under the acquired trademarks or know-how, that is a decision it alone makes without any need for the consent of or consultation with the Company. None of the agreements between Hostess Holdings and Edita include any rights to trademarks or use of Company know-how in Sudan.
The arrangements with Edita described above are all in compliance with applicable laws and regulations pertaining to U.S. economic sanctions and export controls.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response: As discussed above, the Company has had no contacts with Sudan or Syria, including the governments thereof or entities under the control of such governments, and does not export any goods or services to either country.

2The aggregate payments of $12.0 million received in 2015 are addressed in the Annual Report’s MD&A. The payment was recorded as “Other income” and is identified and discussed in the MD&A on pages 50 and 53, under “Other (Income) Expense”, and again on page 56, in note (iii) to the Company’s Adjusted EBITDA reconciliation.

United States Securities and Exchange Commission
December 15, 2017

With respect to the Company’s arrangements with the Egyptian company Edita discussed in response to Comment 1 above, the Company has assessed materiality in both quantitative and qualitative terms, and is of the view that it has provided full and adequate disclosure of these arrangements.
Finally, for all of the reasons discussed above, the Company is of the view that the arrangements with an unaffiliated Egyptian company do not present any significant risk of negative investor sentiment or an adverse impact on the Company’s reputation or share value notwithstanding the fact that Edita may determine to sell its products in Syria using trademarks acquired and know-how licensed from the Company.
Please contact the undersigned at 816-701-4739 if you have any questions regarding the foregoing.
Very truly yours,

HOSTESS BRANDS, INC.

By: /s/ Jolyn J. Sebree
Name: Jolyn J. Sebree
Title: Senior Vice President, General Counsel